Exhibit 99.2

OPC Energy Ltd. Condensed Consolidated Interim Financial Statements As of March 31, 2024 (Unaudited)

OPC Energy Ltd.

Condensed Consolidated Interim Financial Statements as of March 31, 2024 (Unaudited)

Table of Contents

Somekh Chaikin
 Millennium Tower KPMG
17 Ha'arba'a St., P.O.B. 609
Tel Aviv 6100601
+972-3-684-8000

Review Report of the Independent Auditors to the Shareholders of OPC Energy Ltd.

Introduction

We have reviewed the accompanying financial information of OPC Energy Ltd. (hereinafter – the “Company”) and its subsidiaries, including the condensed consolidated interim statement of financial position as of March 31, 2024 and the condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended.The Board of Directors and management are responsible for preparing and presenting financial information for this interim period in accordance with IAS 34, Interim Financial Reporting, and are also responsible for preparing financial information for this interim period under Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to draw a conclusion regarding the financial information for this interim period based on our review.

Review scope

We conducted our review in accordance with Review Standard (Israel) 2410 - “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of financial information for interim periods consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.A review is substantially smaller in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might have been identifiable in an audit.Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the aforementioned financial information was not prepared, in all material respects, in accordance with International Accounting Standard (IAS 34).

In addition to that mentioned in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the aforementioned financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Somekh Chaikin
Certified Public Accountants

May 20, 2024

KPMG Somekh Chaikin, an Israeli registered partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Somekh Chaikin
 Millennium Tower KPMG
17 Ha'arba'a St., P.O.B. 609
Tel Aviv 6100601
+972-3-684-8000

May 20, 2024

To

The Board of Directors of

OPC Energy Ltd. (hereinafter - the “Company”)

Dear Sir/Madam,

Re: Letter of Consent in Connection with the Company’s Shelf Prospectus of May 2023

This is to inform you that we agree to the inclusion in the shelf prospectus (including by way of reference) of our reports listed below in connection with the shelf prospectus of May 2023:

(1)	Independent auditors’ review report of May 20, 2024 on the Company’s condensed consolidated financial information as of March 31, 2024 and for the three-month period ended on that date.

(2)
Independent auditors’ special report of May 20, 2024 on the Company’s separate interim financial information in accordance with Regulation 38D to the Securities Regulations (Periodic and Immediate Reports), 1970 as of March 31, 2024 and for the three-month period then ended.

Somekh Chaikin

Certified Public Accountants

KPMG Somekh Chaikin, an Israeli registered partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Financial Position as of

	March 31	March 31	December 31
	2024	2023	2023
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Current assets

Cash and cash equivalents	838	1,503	1,007
Short-term restricted deposits and cash	3	23	2
Trade receivables	248	191	247
Other receivables and debit balances	378	187	404
Short-term derivatives	13	9	12

Total current assets	1,480	1,913	1,672

Non‑current assets

Long-term restricted deposits and cash	58	54	59
Long-term receivables and debit balances	205	84	190
Investments in associates	2,577	2,419	2,550
Deferred tax assets	35	17	57
Long-term derivatives	58	58	51
Property, plant & equipment	6,395	5,385	6,243
Right‑of‑use assets and deferred expenses	627	468	631
Intangible assets	1,145	885	1,165

Total non‑current assets	11,100	9,370	10,946

Total assets	12,580	11,283	12,618

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Financial Position as of

	March 31	March 31	December 31
	2024	2023	2023
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Current liabilities

Loans and credit from banking corporations and financial institutions (including current maturities)	164	122	391
Current maturities of debt from non‑controlling interests	29	65	32
Current maturities of debentures	201	112	192
Trade payables	267	338	257
Payables and credit balances	402	448	403
Short-term derivatives	7	3	8

Total current liabilities	1,070	1,088	1,283

Non‑current liabilities

Long-term loans from banking corporations and financial institutions	2,898	2,243	2,865
Long-term debt from non-controlling interests	442	382	422
Debentures	1,743	1,722	1,647
Long-term lease liabilities	200	70	204
Long-term derivatives	49	-	58
Other long‑term liabilities	414	156	399
Deferred tax liabilities	490	473	498

Total non-current liabilities	6,236	5,046	6,093

Total liabilities	7,306	6,134	7,376

Equity

Share capital	2	2	2
Share premium	3,210	3,209	3,210
Capital reserves	543	565	523
Retained earnings	131	32	113

Total equity attributable to the Company’s shareholders	3,886	3,808	3,848

Non‑controlling interests	1,388	1,341	1,394

Total equity	5,274	5,149	5,242

Total liabilities and equity	12,580	11,283	12,618

Yair Caspi	Giora Almogy	Ana Berenshtein Shvartsman
Chairman of the Board of Directors	CEO	CFO

Approval date of the financial statements: May 20, 2024

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Income

	For the three-month period ended March 31		For the year ended December 31
	2024	2023	2023
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Income from sales and provision of services	638	519	2,552
Cost of sales and services (excluding depreciation and amortization)	(430)	(364)	(1,827)
Depreciation and amortization	(74)	(48)	(288)

Gross income	134	107	437

General and administrative expenses	(61)	(59)	(212)
Share in profits of associates	72	85	242
Business development expenses	(12)	(15)	(58)
Compensation for loss of income	26	-	41
Other expenses, net	(56)	-	(16)

Operating profit	103	118	434

Finance expenses	(76)	(44)	(240)
Finance income	15	26	43

Finance expenses, net	(61)	(18)	(197)

Profit before taxes on income	42	100	237

Expenses for income tax	(27)	(21)	(68)

Profit for the period	15	79	169

Attributable to:
The Company’s shareholders	18	63	144
Non‑controlling interests	(3)	16	25

Profit for the period	15	79	169

Earnings per share attributable to the Company’s owners

Basic and diluted earnings per share (in NIS)	0.08	0.28	0.63

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Comprehensive Income

	For the three-month period ended March 31		For the year ended December 31
	2024	2023	2023
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Profit for the period	15	79	169

Other comprehensive income items that, subsequent to initial recognition in comprehensive income, were or will be transferred to profit and loss

Effective portion of the change in the fair value of cash flow hedges	18	4	(40)
Net change in fair value of derivatives used to hedge cash flows recognized in the cost of the hedged item	-	(3)	(5)
Net change in fair value of derivatives used to hedge cash flows transferred to profit and loss	(2)	(4)	(20)
Group’s share in other comprehensive loss of associates, net of tax	(61)	(18)	(48)
Foreign currency translation differences in respect of foreign operations	65	113	126
Tax on other comprehensive income (loss) items	(4)	(6)	1

Other comprehensive income for the period, net of tax	16	86	14

Total comprehensive income for the period	31	165	183

Attributable to:
The Company’s shareholders	37	134	169
Non‑controlling interests	(6)	31	14
Comprehensive income for the period	31	165	183

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserves	Hedge fund	Foreign operations translation reserve	Retained earnings (retained loss)	Total	Non‑control-ling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	(Unaudited)

For the three-month period ended March 31, 2024

Balance as of January 1, 2024	2	3,210	248	25	250	113	3,848	1,394	5,242

Share-based payment	-	-	1	-	-	-	1	-	1
Exercised options and RSUs	*-	*-	*-	-	-	-	-	-	-
Other comprehensive income (loss) for the period, net of tax	-	-	-	(30)	49	-	19	(3)	16
Profit (loss) for the period	-	-	-	-	-	18	18	(3)	15

Balance as of March 31, 2024	2	3,210	249	(5)	299	131	3,886	1,388	5,274

For the three-month period ended March 31, 2023

Balance as of January 1, 2023	2	3,209	77	91	159	(31)	3,507	859	4,366

Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	162	162
Share-based payment	-	-	4	-	-	-	4	-	4
Exercised options and RSUs	*-	*-	*-	-	-	-	-	-	-
Restructuring - share exchange and investment transaction with Veridis	-	-	163	-	-	-	163	289	452
Other comprehensive income for the period, net of tax	-	-	-	(13)	84	-	71	15	86
Profit for the period	-	-	-	-	-	63	63	16	79

Balance as of March 31, 2023	2	3,209	244	78	243	32	3,808	1,341	5,149

* Amount is less than NIS 1 million.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Changes in Equity (cont.)

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserves	Hedge fund	Foreign operations translation reserve	Retained earnings (retained loss)	Total	Non‑control-ling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	(Audited)

For the year ended December 31, 2023

Balance as of January 1, 2023	2	3,209	77	91	159	(31)	3,507	859	4,366

Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	231	231
Share-based payment	-	-	9	-	-	-	9	1	10
Exercised options and RSUs	*-	1	(1)	-	-	-	-	-	-
Restructuring - share exchange and investment transaction with Veridis	-	-	163	-	-	-	163	289	452
Other comprehensive income (loss) for the year, net of tax	-	-	-	(66)	91	-	25	(11)	14
Profit for the year	-	-	-	-	-	144	144	25	169

Balance as of December 31, 2023	2	3,210	248	25	250	113	3,848	1,394	5,242

* Amount is less than NIS 1 million.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Cash Flow

	For the three-month period ended March 31		For the year ended December 31
	2024	2023	2023
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Cash flows from operating activities
Profit for the period	15	79	169
Adjustments:
Depreciation and amortization	77	51	303
Diesel fuel consumption	4	1	32
Finance expenses, net	61	18	197
Expenses for income tax	27	21	68
Share in profits of associates	(72)	(85)	(242)
Other expenses, net	56	-	16
Share-based payment transactions	6	9	(7)
	174	94	536

Changes in inventory, trade and other receivables	39	92	(22)
Changes in trade payables, service providers, other payables and long-term liabilities	32	(82)	(25)
	71	10	(47)

Dividends received from associates	18	-	13
Income tax paid	-	(1)	(7)

Net cash provided by operating activities	263	103	495

Cash flows used for investing activities

Interest received	7	6	35
Change in restricted deposits and cash, net	-	15	48
Withdrawals into short-term deposits	-	125	125
Release of short-term collateral	10	73	110
Acquisition of subsidiaries, net of cash acquired	-	(268)	(1,172)
Investment in associates	(10)	(4)	(29)
Subordinated long-term loans to Valley	-	-	(87)
Purchase of property, plant, and equipment, intangible assets and long-term deferred expenses	(254)	(223)	(1,223)
Proceeds for derivatives, net	-	6	8
Other	-	7	19

Net cash used for investing activities	(247)	(263)	(2,166)

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Cash Flow (cont.)

	For the three-month period ended March 31		For the year ended December 31
	2024	2023	2023
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Cash flows provided by financing activities
Proceeds of debenture issuance, less issuance costs	198	-	-
Receipt of long-term loans from banking corporations and financial institutions, net	33	544	1,242
Receipt of long-term debt from non-controlling interests	13	35	110
Investments by holders of non-controlling interests in equity of subsidiary	-	162	231
Proceed in respect of restructuring - share exchange and investment transaction with Veridis	-	452	452
Change in short term loans from banking corporations, net	(203)	-	231
Tax equity partner’s investment in Maple Hill	-	-	304
Interest paid	(66)	(34)	(152)
Repayment of long-term loans from banking corporations and others (*)	(62)	(24)	(144)
Repayment of long-term loans as part of the acquisition of Gat	-	(303)	(303)
Repayment of long-term debt from non-controlling interests	(9)	(36)	(123)
Repayment of debentures	(96)	(16)	(31)
Proceeds for derivatives, net	2	1	9
Repayment of principal in respect of lease liabilities	(2)	(2)	(9)
Other	(5)	-	-
Net cash provided by (used for) financing activities	(197)	779	1,817

Net increase (decrease) in cash and cash equivalents	(181)	619	146

Balance of cash and cash equivalents of of the beginning of period	1,007	849	849

Effect of exchange rate fluctuations on cash and cash equivalent balances	12	35	12

Balance of cash and cash equivalents as of the end of the period	838	1,503	1,007

(*) In the reporting period includes a partial early repayment of the long-term loans in Hadera amounting to approx. NIS 25 million, further to receipt of compensation from the Construction Contractor at the end of 2023 as detailed in Note 28A4 to the Annual Financial Statements.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2024 (Unaudited)

NOTE 1 - GENERAL

The Reporting Entity

OPC Energy Ltd. (hereinafter – “the Company”) was incorporated in Israel on February 2, 2010. The Company’s registered address is 121 Menachem Begin Road, Tel Aviv, Israel. The Company’s controlling shareholder is Kenon Holdings Ltd. (hereinafter - the “Parent Company”), a company incorporated in Singapore, the shares of which are dual-listed on the New York Stock Exchange (NYSE) and the Tel Aviv Stock Exchange Ltd. (hereinafter - the “TASE”).

The Company is a publicly-traded company whose securities are traded on the TASE.

As of the report date, the Company and its investees (hereinafter - the “Group”) are engaged in the generation and supply of electricity and energy through three reportable segments. For details regarding the Group’s operating segments during the reporting period, see Note 27 to the Financial Statements as of the date and year ended December 31, 2023 (hereinafter – the “Annual Financial Statements”).

NOTE 2 - BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

A.	Statement of compliance with International Financial Reporting Standards (IFRS)

The Condensed Consolidated Interim Financial Statements were prepared in accordance with International Accounting Standard 34 (hereinafter – “IAS 34”) - “Interim Financial Reporting” and do not include all of the information required in complete Annual Financial Statements. These statements should be read in conjunction with the Annual Financial Statements. In addition, these financial statements were prepared in accordance with the provisions of Chapter D of the Securities Regulations (Periodic and Immediate Reports) 1970.

The Condensed Consolidated Interim Financial Statements were approved for publication by the Company’s Board of Directors on May 20, 2024.

B.	Functional and presentation currency

The New Israeli Shekel (NIS) is the currency that represents the primary economic environment in which the Company operates. Accordingly, the NIS is the Company’s functional currency. The NIS also serves as the presentation currency in these financial statements. Currencies other than the NIS constitute foreign currency.

C.	Use of estimates and judgments

In preparation of the condensed consolidated interim financial statements in accordance with the IFRS, the Company’s management is required to use judgment when making estimates, assessments and assumptions that affect implementation of the policies and the amounts of assets, liabilities, income and expenses. It is clarified that the actual results may differ from these estimates.

Management’s judgment, at the time of implementing the Group’s accounting policies and the main assumptions used in the estimates involving uncertainty, are consistent with those used in the Annual Financial Statements.

D.	Reclassification

The Group carried out immaterial classifications in its comparative figures such that their classification will match their classification in the current financial statements.

E.	Seasonality

The income of the Group companies from the sale of energy in Israel are mostly based on the generation component, which constitutes part of the demand side management tariff, which is supervised and published by the Israeli Electricity Authority. The year is broken down into three seasons: summer (June through September), winter (December, January and February) and transitional (March through May and October through November), with each season having a different tariff for each demand hour cluster.

In the United States, the electricity tariffs are not regulated and are affected by the demand to electricity, which is generally higher than average during the summer and winter; electricity tariffs are also materially affected by natural gas prices, which may generally be higher in winter than the annual average. In addition, with regard to wind-powered renewable energy projects, the speed of the wind tends to be higher during the winter and lower during the summer, whereas in solar-powered projects solar radiation tends to be higher during the spring and summer months and lower during the fall and winter months.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2024 (Unaudited)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

A.	The Group’s accounting policies in these condensed consolidated interim financial statements are the same as the policies applied to the Annual Financial Statements.

B.	New standards not yet adopted

IFRS 18, Presentation and Disclosure in Financial Statements
This standard supersedes IAS 1 - Presentation of Financial Statements. The objective of the standard is to provide improved structure and content to the financial statements, specifically the statement of income. The standard includes new disclosure and presentation requirements, and requirements which have been retained from IAS 1 with slight changes in wording. Generally, expenses in the statement of income shall be classified into three categories: operating income, investment income, and finance income. The standard also includes requirements to provide separate disclosure in the financial statements regarding the use of NON-GAAP measures, and specific guidance on aggregation and disaggregation of items in the financial statements and the notes.

The standard will be initially applied for annual periods commencing on January 1, 2027; early application is permitted.

The Group is studying the effects of the standard on the Financial Statements.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2024 (Unaudited)

NOTE 4 - SEGMENT REPORTING

Further to what is stated in Note 27 to the annual financial statements, during the reporting period there were no changes in the composition of the Group’s reportable segments, or in the manner of measuring the results of the segments by the chief operating decision maker.

	For the three-month period ended March 31, 2024
	Israel	Energy Transition in the US	Renewable energies in the USA	Other activities in the USA	Adjust- ments to consoli- dated	Consoli- dated - total
In NIS million	(Unaudited)

Income from sales and provision of services	532	518	60	46	(518)	638

EBITDA after adjusted proportionate consolidation[1]	170	179	28	(5)	(181)	191

Adjustments:
Share in profits of associates						72
General and administrative expenses at the US headquarters (not attributed to US segments)						(24)
General and administrative expenses at the Company’s headquarters (not attributed to the operating segments)						(3)
Total EBITDA						236

Depreciation and amortization						(77)
Finance expenses, net						(61)
Other expenses, net						(56)
						(194)

Profit before taxes on income						42

Expenses for income tax						(27)

Profit for the period						15

	For the three-month period ended March 31, 2023
	Israel	Energy Transition in the US	Renewable energies in the USA	Other activities in the USA	Adjust- ments to consoli- dated	Consoli- dated - total
In NIS million	(Unaudited)

Income from sales and provision of services	464	497	27	28	(497)	519

EBITDA after adjusted proportionate consolidation[1]	118	181	7	-	(183)	123

Adjustments:
Share in profits of associates						85
Net pre-commissioning expenses of Zomet						(7)
General and administrative expenses at the US headquarters (not attributed to US segments)						(24)
General and administrative expenses at the Company’s headquarters (not attributed to the operating segments)						(7)
Total EBITDA						170

Depreciation and amortization						(52)
Finance expenses, net						(18)
						(70)

Profit before taxes on income						100

Expenses for income tax						(21)

Profit for the period						79

[1]	For a definition of EBITDA following adjusted proportionate consolidation, see Note 27 to the Annual Financial Statements.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2024 (Unaudited)

NOTE 4 - SEGMENT REPORTING (cont.)

	For the year ended December 31, 2023
	Israel	Energy Transition in the US	Renewable energies in the USA	Other activities in the USA	Adjust- ments to consoli- dated	Consoli- dated - total
In NIS million	(Audited)

Income from sales and provision of services	2,283	1,525	146	123	(1,525)	2,552

EBITDA after adjusted proportionate consolidation[1]	580	577	31	6	(580)	614

Adjustments:
Share in profits of associates						242
Net pre-commissioning expenses of Zomet						(18)
General and administrative expenses at the US headquarters (not attributed to US segments)						(58)
General and administrative expenses at the Company’s headquarters (not attributed to the operating segments)						(27)
Total EBITDA						753

Depreciation and amortization						(303)
Finance expenses, net						(197)
Other expenses, net						(16)
						(516)

Profit before taxes on income						237

Expenses for income tax						(68)

Profit for the year						169

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2024 (Unaudited)

NOTE 5 - INCOME FROM SALES AND PROVISION OF SERVICES

Composition of income from sales and provision of services:

	For the three-month period ended March 31		For the year ended December 31
	2024	2023	2023
In NIS million	(Unaudited)		(Audited)

Income from sale of energy in Israel:
Income from the sale of energy to private customers	300	300	1,424
Income from energy sales to the System Operator and other suppliers	46	13	120
Income from the sale of energy to the System Operator, at cogeneration tariff	19	10	82
Income for capacity services	42	-	59
Income from sale of steam in Israel	17	17	59
Other income in Israel	7	8	59

Total income from sale of energy and others in Israel (excluding infrastructure services)	431	348	1,803

Income from private customers for infrastructure services	101	116	480

Total income in Israel	532	464	2,283

Income from sale of energy from renewable sources in the United States	56	24	136
Income from provision of services in the US	50	31	133

Total income in the USA	106	55	269

Total income	638	519	2,552

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2024 (Unaudited)

NOTE 6 – SUBSIDIARIES

A.
Further to Note 25E1 to the Annual Financial Statements regarding the completion of the transaction for the acquisition of the Gat Power Plant on March 30, 2023, during the reporting period, the Company completed the attribution of the acquisition cost of the acquired identifiable assets and liabilities and no change took place therein compared with the amounts reported in the Annual Financial Statements.

B.
Further to Notes 12D and 25A4 to the Annual Financial Statements regarding the signing of a separation agreement between OPC Israel, the Founder and the additional shareholder in Gnrgy, and further to OPC Israel’s signing a non-binding memorandum of understanding for the sale of Gnrgy’s shares to a third party, the memorandum of understanding with the third party did not amount to an agreement, and OPC Israel did not issue a notice about the purchase of the Founder’s Gnrgy shares within the period set in the agreement, and on May 4, 2024 the right to purchase OPC Israel’s Gnrgy shares within the period and under the conditions set in the agreement was transferred to the Founder.

In view of the above, the Company assessed the recoverable amount of Gnrgy as of March 31, 2024, in accordance with the provisions of IAS 36 and based on an external independent appraiser, using the fair value method net of costs to sell, and based on the expected discounted cash flows (DCF), a long-term growth rate of 3% and a weighted discount rate of 21.5%. Since Gnrgy’s recoverable amount is lower than its carrying amount, an approx. NIS 25 million impairment loss (which is mostly attributed to goodwill) was recognized in the net other expenses line item.

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY

A.	Significant events during and subsequent to the reporting period

1.	Issuance of Debentures (Series D)

In January 2024, the Company issued Debentures (Series D) with a par value of approx. NIS 200 million (hereinafter – “Debentures (Series D)”), with the proceeds of the issuance to be used for the Company’s needs, including to refinance current financial debt. The debentures are listed on the TASE, are not CPI-linked and bear annual interest of 6.2%. The principal and interest for Debentures (Series D) will be repaid in unequal semi-annual payments (on March 25 and September 25 of each year), starting from March 25, 2026 in relation to the principal and September 25, 2024 in relation to interest. The issuance expenses amounted to approx. NIS 2 million.

For details regarding additional terms and conditions of Debentures (Series D), see Note 17C to the Annual Financial Statements.

2.	Short-term credit facilities from Israeli banks:

As of the report date, the Company and OPC Israel have binding short-term credit facilities from Israeli banking corporations. For details regarding the terms and conditions of the credit facilities, see Note 16B2 to the Annual Financial Statements.

Below is information regarding the amounts of the facilities and their utilization as of the report date (in NIS million):

	Facility amount	Utilization as of the report date

The Company	300	20
OPC Israel	250	4
The Company for CPV Group (1)	74 (approx. USD 20 million)	Approx. 58 (approx. USD 16 million)
CPV Group(1)	276 (approx. USD 75 million)	Approx. 148 (approx. USD 40 million)
Total	900	230

(1)	For the purpose of letters of credit and bank guarantees. The facilities provided for CPV Group are backed with a Company guarantee.

(2)
Furthermore, as of the report date, unsecured credit facilities from banking corporations and financial institutions utilized in Israel for the purpose of letters of credit and bank guarantees at the total amount of approx. NIS 279 million. The utilization of unsecured facilities is subject to the discretion of any financing entity on a case-by-case basis on every utilization request date, and therefore there is no certainty as to the ability to utilize them at any given time.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2024 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

B.	Changes in the Group’s material guarantees:

Further to Note 16C to the Annual Financial Statements, following are details on the main changes which took place during the reporting period in the bank guarantee amounts given by Group companies to third parties:

	As of March 31, 2024	As of December 31, 2023
	NIS million	NIS million

For operating projects in Israel (Rotem, Hadera, Zomet and the Gat Power Plant)	256	244
For projects under construction and development in Israel (Sorek and consumers’ premises)	47	47
For virtual supply activity in Israel	29	29
For operating projects in the US Renewable Energies Segment	160	189
For projects under construction and development in the USA (CPV Group) (1)	206	148
Total	698	657

(1)	The increase arises mainly from engagement in PPAs for the sale of energy and green certificates in renewable energy projects under development.

Furthermore, the Company and the Group companies provide, from time to time, corporate guarantees to secure Group companies’ undertakings in connection with their activity.

C.	Financial covenants:

Further to what is stated in Note 17C to the annual financial statements, set forth below are the financial covenants attached to Debentures (Series B, C and D), as defined in the deeds of trust, and the actual amounts and/or ratios as of March 31, 2024:

Ratio	Required value Series B	Required value Series C and D	Actual value
Net financial debt (1) to adjusted EBITDA (2)	Will not exceed 13 (for distribution purposes - 11)	Will not exceed 13 (for distribution purposes - 11)	5.4
The Company shareholders’ equity (separate)	Will not fall below NIS 250 million (for distribution purposes - NIS 350 million)
With respect to Debentures (Series C): will not fall below NIS 1 billion (for distribution purposes - NIS 1.4 billion)
With respect to Debentures (Series D): will not fall below NIS 2 billion (for distribution purposes - NIS 2.4 billion)
			Approx. NIS 3,886 million
The Company’s equity to asset ratio (separate)	Will not fall below 17% (for distribution purposes: 27%)	Will not fall below 20% (for distribution purposes - 30%)	66%
The Company’s equity to asset ratio (consolidated)		Will not fall below 17%	42%

(1) The consolidated net financial debt net of the financial debt designated for construction of the projects that have not yet started to generate EBITDA.
(2) Adjusted EBITDA as defined in the deeds of trust.

As of March 31, 2024, the Company complies with the said financial covenants.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2024 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

C.	Financial covenants: (cont.)

Further to Note 16 to the Annual Financial Statements, set forth below are the financial covenants, as defined in the said note, which apply to Group companies in connection with their financing agreements with banking corporations (including long-term loans and binding short-term credit facilities), and the actual amounts and/or ratios as of March 31, 2024:

Financial covenants	Breach ratio	Actual value
Covenants applicable to Hadera in connection with the Hadera Financing Agreement
Minimum expected DSCR	1.10	1.19
Average expected DSCR	1.10	1.68
LLCR	1.10	1.82
Covenants applicable to the Company in connection with the Hadera Equity Subscription Agreement
The Company shareholders’ equity (separate)	Will not fall below NIS 200 million	Approx. NIS 3,886 million
The Company’s equity to asset ratio (separate)	Will not fall below 20%	66%
Covenants applicable to Zomet in connection with the Zomet Financing Agreement
Historic ADSCR	1.05	2.08
Expected ADSCR	1.05	1.39
LLCR	1.05	1.45
Covenants applicable to the Gat Partnership in connection with the Gat Financing Agreement
Historic DSCR	1.05	1.58
Minimum expected DSCR	1.05	1.29
Average expected DSCR	1.05	1.32
LLCR	1.05	1.31
Covenants applicable to OPC Power Plants (consolidated) in connection with the Gat Equity Subscription Agreement
OPC Power Plants’ total assets balance	Will not fall below than NIS 2,500 million	Approx. NIS 5,371 million
OPC Power Plants’ equity to asset ratio	Will not fall below 15%	37%
Ratio of net debt to adjusted EBITDA of OPC Power Plants	Will not exceed 12	3.4
OPC Power Plants’ minimum cash balance	Will not fall below NIS 30 million	Approx. NIS 221 million
OPC Power Plants’ minimum cash balance (”separate”)	Will not fall below NIS 20 million	Approx. NIS 28 million
Covenants applicable to Rotem in connection with the Gat Equity Subscription Agreement
Rotem’s net debt to adjusted EBITDA ratio	Will not exceed 10	0.6
Covenants applicable to the Company in connection with the Discount credit facility
The Company shareholders’ equity (separate)	Will not fall below NIS 1,000 million	Approx. NIS 3,886 million
The Company’s equity to asset ratio (separate)	Will not fall below 20%	66%
Covenants applicable to the Company in connection with the Mizrahi and Hapoalim credit facilities
The Company shareholders’ equity (separate)	Will not fall below NIS 1,200 million	Approx. NIS 3,886 million
The Company’s equity to asset ratio (separate)	Will not fall below 30%	66%
The Company’s net debt to adjusted EBITDA ratio	Will not exceed 12	5.4
Covenants applicable to OPC Israel in connection with the Mizrahi and Hapoalim credit facilities
OPC Israel’s standalone shareholders’ equity, including non-controlling interests	Will not fall below NIS 500 million	Approx. NIS 2,132 million
OPC Israel’s equity to asset ratio (consolidated)	Will not fall below 20%	39%
Ratio of net debt to adjusted EBITDA of OPC Israel	Will not exceed 10	3.4

As of March 31, 2024, the Group companies comply with the said financial covenants.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2024 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

D.	Equity compensation plans

1.	Below is information about allotments of offered securities in the reporting period:

Offerees and allotment date	No. of options at the grant date (in thousands)	Average fair value of each option at the grant date (in NIS) (*)	Exercise price per option (in NIS, unlinked)	Standard deviation (**)	Rate of risk -free interest rate (***)	Cost of benefit (in NIS million) (****)

Executives, March 2024	497	9.77	25.19	33.85%-35.79%	3.81%-3.91%	Approx. 5

(*) The average fair value of each allotted option is estimated at the grant date using the Black-Scholes model.

(**) The standard deviation is calculated based on historical volatility of the Company’s share over the expected life of the option until exercise date.

(***) The rate of the risk-free interest is based on the Fair Spread database and an expected life of 4 to 6 years.

(****) This amount will be recorded in profit and loss over the vesting period of each tranche.

The Offered Securities are by virtue of the option plan as set out in Note 18B to the Annual Financial Statements and include identical terms and conditions and provisions.

2.	Issuance of shares in respect of share-based payment:

During the reporting period, the Company issued a total of approx. 7 thousand ordinary shares of the Company of NIS 0.01 par value each in view of the partial vesting of some of the RSUs awarded to them as part of an equity compensation plan to Company’s employees as described in Note 18B to the Annual Financial Statements.

E.	Profit-sharing plan for CPV Group employees

Further to what is stated in Note 18C to the annual financial statements regarding a profit-sharing plan for CPV Group employees, the Plan’s fair value as of the report date amounted to approx. NIS 110 million (approx. USD 30 million); this value was estimated using the option pricing model (OPM), based on a standard deviation of 35%, risk-free interest of 4.6%, and remaining expected useful life until exercise of approx. 1.8 years.

As of the report date, the Group recognized - out of the fair value and in accordance with the vesting period - a liability of approx. NIS 84 million, which was included in the other long-term liabilities line item.

In March 2024, a partial exercise was carried out of the participation units awarded to CPV Group employees, by way of purchasing the units exercised by CPV Group, totaling approx. NIS 11 million (approx. USD 3 million).

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2024 (Unaudited)

NOTE 8 - COMMITMENTS, CLAIMS AND OTHER LIABILITIES

A.	Commitments

1.
On March 18, 2024, a wholly-owned partnership of OPC Israel (hereinafter - the “Partnership”) engaged with a third party in an agreement for the purchase of natural gas. The agreement will terminate on June 30, 2030 or at the earlier of: the end of the consumption of the Total Contractual Quantity of approx. 0.46 BCM as set out in the agreement.

Under the agreement, the Seller undertook to provide to the Partnership a daily quantity of gas, as will be decided by the Partnership each month, in accordance with the mechanism set out in the agreement, and - for its part - the Partnership assumed a take or pay liability for a certain annual consumption as set out in the agreement. The agreement includes arrangements regarding quantities consumed above or below the minimum annual quantity. The price of the natural gas is denominated in USD and based on an agreed formula, which is linked to the generation component and includes a minimum price. Furthermore, the agreement included additional provisions and arrangements customary in agreements for the purchase of natural gas, including with regard to the natural gas’s quality, supply shortage, force majeure, limitation of liability, early termination provisions under certain cases, subject to terms and conditions and reassignment.

2.
Further to Note 10E(1)A to the Annual Financial Statements regarding an agreement for the construction of the Zomet Power Plant (hereinafter - the “Construction Agreement”), in March 2024 an amendment to the Construction Agreement was signed, under which, among other things, the Construction Contractor paid Zomet an approx. NIS 26 million (approx. USD 7 million) as compensation due to a delay in the commercial operation, and on the other hand Zomet paid approx. NIS 43 million in respect of milestone payments, which were delayed, net of amounts that will serve as a collateral for an additional period as set out in the agreement.

As a result of the signing of the amendment to the Construction Agreement, the Company recognized in the reporting period income of approx. NIS 26 million (approx. USD 7 million) in respect of the said compensation.

3.
Subsequent to the reporting date - on May 13, 2024, a CPV Group subsidiary entered into a binding tax equity agreement with a tax equity partner in respect of the Stagecoach project (hereinafter - the “Project”), at the total amount of approx. NIS 193 million (approx. USD 52 million) (hereinafter - the “Investment Agreement”), which was completed on its signing date, after the project reached commercial operation in the second quarter of 2024.

In accordance with the investment agreement, some of the tax equity partner’s investment in the project - approx. NIS 160 million (approx. USD 43 million) - was advanced on the completion date, and the remaining balance - approx. NIS 33 million (approx. NIS 9 million) - will be advanced subsequently as a function of the project’s production, as these terms are defined in the investment agreement, and subject to the fulfillment of the conditions set in connection therewith in the investment agreement, as is generally accepted in agreements of this type.

In consideration for its investment in the project, the tax equity partner is expected to benefit from most of the project’s tax benefits, including a production tax credit (PTC), which awards a tax benefit for each KWh generated using renewable energy over a 10-year period, and to participation in the distributable cash flow from the project (gradually, and at rates and for periods set in the investment agreement). Furthermore, the tax equity partner is entitled to most of the project’s taxable income or loss for tax purposes subject to certain limitations. At the end of 9.5 years from the completion date, the tax equity partner’s share in such taxable income and tax benefits decreases significantly, and CPV Group will have the option to acquire the tax equity partner’s share in the project within a certain period and in accordance with a mechanism and conditions set out in the investment agreement in connection therewith.

As is generally accepted in engagements of this type, the investment agreement includes a guarantee provided by CPV Group, and an undertaking to indemnify the tax equity partner in connection with certain matters. Furthermore, the tax equity partner has certain veto rights, among other things, in respect of the creation of certain liens on the Project Partnership’s assets or the entry of the Project Corporation into additional material Project agreements.

B.	Claims and other liabilities

Further to Note 28A3 to the Annual Financial Statements regarding the proposed resolution on complementary arrangements and the imposition of certain criteria on Rotem (hereinafter - the “Hearing”), in March 2024, the Israeli Electricity Authority’s resolution was delivered further to the Hearing (hereinafter - the “Resolution”). Generally, the arrangements as per the Resolution are not materially different from the arrangements included in the Hearing, which comprise, among other things, the application of certain criteria on Rotem, including regarding deviations from consumption plans and the market model, alongside the award of a supply license to Rotem (if it applies for one and complies with the conditions for receipt thereof), in view of the Israeli Electricity Authority’s intention to consolidate, in many respects, the regulation that applies to Rotem with the regulation that applies to other bilateral electricity producers, thereby allowing Rotem to operate in the energy market in a manner that is similar and equal to that of producers. The resolution will enter into effect on July 1, 2024.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2024 (Unaudited)

NOTE 9 – FINANCIAL INSTRUMENTS

A.	Financial instruments measured at fair value for disclosure purposes only

The carrying amounts of certain financial assets and financial liabilities, including cash and cash equivalents, short‑term and long‑term deposits, restricted cash, trade receivables, other receivables, trade payables and other payables, are the same as or approximate to their fair values. The fair values of the other financial assets and financial liabilities, together with the carrying amounts stated in the statement of financial position, are as follows:

	As of March 31, 2024
	Carrying amount (*)	Fair value
	(Unaudited)	(Unaudited)
	NIS million	NIS million
Loans from banks and financial institutions (Level 2)	3,064	3,102
Debt from non‑controlling interests (Level 2)	471	479
Debentures (Level 1)	1,948	1,869
	5,483	5,450

	As of March 31, 2023
	Carrying amount (*)	Fair value
	(Unaudited)	(Unaudited)
	NIS million	NIS million
Loans from banks and financial institutions (Level 2)	2,365	2,388
Debt from non‑controlling interests (Level 2)	447	417
Debentures (Level 1)	1,836	1,676
	4,648	4,481

	As of December 31, 2023
	Carrying amount (*)	Fair value
	(Audited)	(Audited)
	NIS million	NIS million
Loans from banks and financial institutions (Level 2)	3,055	3,085
Short-term credit (Level 2)	204	204
Debt from non‑controlling interests (Level 2)	454	464
Debentures (Level 1)	1,853	1,760
	5,566	5,513

(*) Including current maturities and interest payable.

For details regarding the Group’s risk management policies, including entering into financial derivatives as well as the manner of determining the fair value, see Note 23 to the Annual Financial Statements.

B.	Fair value hierarchy of financial instruments measured at fair value

The table below presents an analysis of financial instruments measured at fair value, on a periodic basis, using a valuation method.

The evaluation techniques and various levels were detailed in Note 23 to the annual financial statements.

	As of March 31		As of December 31
	2024	2023	2023
In NIS million	(Unaudited)		(Audited)

Financial assets
Derivatives used for hedge accounting

CPI swap contracts (Level 2)	41	41	(*)39
Cross currency interest rate swaps (USA) (Level 2)	30	21	24
Forwards on exchange rates (Level 2)	-	1	-

Total	71	63	63

Financial liabilities
Derivatives used for hedge accounting

CPI swap contracts (Level 2)	(2)	(3)	(*)(2)
Cross-currency interest rate swaps (US LIBOR) (Level 2)	(3)	-	(9)
Electricity price hedge contracts (the US renewable energy segment) (Level 3)	(51)	-	(55)

Total	(56)	(3)	(66)

(*) The nominal NIS-denominated discount rate range in the value calculations is 3.6%-4.8% and the real discount rate range is 0.8%-2.8%.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2024 (Unaudited)

NOTE 10 - SIGNIFICANT EVENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD

A.	As of the report approval date there was no material change in the Company’s assessments regarding the Iron Swords War, compared to Note 1 to the Annual Financial Statements.

B.
In the three‑month periods ended March 31, 2024 and 2023 the Group purchased property, plant and equipment for a total of approx. NIS 201 million and approx. NIS 1,095 million, respectively, including property, plant and equipment purchased under a business combination during the three-month period ended March 31, 2023, for a total of approx. NIS 870 million.

The said purchase amounts also include credit costs, which were capitalized to property, plant and equipment at approx. NIS 7 million and approx. NIS 23 million, in the three‑month periods ended March 31, 2024 and 2023, respectively. Furthermore, these amounts include non-cash purchases totaling approx. NIS 13 million and approx. NIS 30 million during these periods, respectively.

C.
Further to Note 25A3 to the annual financial statements, subsequent to the reporting period, the Company and non-controlling interests made equity investments in OPC Power Ventures LP (both directly and indirectly) totaling approx. NIS 57 million (approx. USD 15 million) and extended loans totaling approx. NIS 17 million (approx. USD 5 million), based on their stake in the Partnership. As of the report approval date, the balance of the investment commitments and advanced shareholder loans of all Partners is approx. USD 295 million (approx. USD 80 million); the Company’s share is approx. NIS 235 million (approx. USD 56 million).

D.	For further details regarding developments in credit from banking corporations and others, debentures, guarantees and equity in the reporting period and thereafter, see Note 7.

E.	For further details regarding developments in commitments, legal claims and other liabilities in the reporting period and thereafter, see Note 8.

F.
Further to Note 11B1 to the Financial Statements regarding an option to a lease agreement with Infinya Ltd. in respect of an area of approx. 6.8 hectares (adjacent to the Hadera Power Plant) for the purpose of constructing a power plant, on April 17, 2024, the Israeli government rejected National Infrastructures Plan (NIP) 20B, for the construction of a natural gas-fired power generation plant (hereinafter - “Hadera 2 Project”) on the said land.

In view of the above Government Resolution, the Company assessed the recoverable amount of the Hadera 2 Project in its financial statements in accordance with the provisions of IAS 36, and accordingly recognized an approx. NIS 31 million impairment loss.

As of the report approval date, the Company is assessing the Government Resolution, and - accordingly - is considering taking action in connection with the resolution, including legal action. In addition, the Company is considering other alternatives in relation to the Hadera 2 site, in the event that it will be impossible to construct a natural gas-fired power plant.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES

The Group attaches to these condensed consolidated interim financial statements the condensed interim financial statements of Valley, Towantic and Shore, and the condensed interim financial data of Fairview (hereinafter - “Material Associates”), including adjustments from US GAAP to IFRS presented below. According to an approval issued by the Israel Securities Authority Staff at the request of the Company, the Company shall publish the condensed interim financial statements of Fairview for the first quarter of 2024 by June 30, 2024.

According to legal advice received by CPV Group, under the relevant US law it is not required to sign the financial statements of the material associates, and the attached financial statements were approved by the competent organs, and a review report of the independent auditors was attached thereto.

The Material Associates’ functional and presentation currency is the USD. As of the report date, the exchange rate is NIS 3.681 per USD.

The financial statements of the Material Associates are drawn up in accordance with US GAAP, which vary, in some respects, from IFRS. Following is information regarding adjustments made to the Material Associates’ financial statements in order to make them compatible with the Company’s accounting policies and rules.

The repayment date of Shore’s ancillary credit facilities, which as of March 31, 2024 total approx. NIS 350 million (approx. USD 95 million) and of which approx. NIS 260 million (approx. USD 71 million) has already been utilized, is March 31, 2025 (less than 12 months from the approval date of the financial statements). In addition, the repayment date of Shore’s long‑term loans, which as of March 31, 2024 total approx. NIS 1.3 billion (approx. USD 361 million), is December 31, 2025. Shore’s operating cash flows is its main source of liquidity. While Shore has produced cash flows that are sufficient to meet its liabilities under its financing agreements up to March 31, 2024, Shore expects that if the repayment date of the ancillary credit facilities is not extended, it will not have sufficient cash balances to repay the said credit facilities by their repayment date on March 31, 2025. If these credit facilities are not extended and Shore does not have sufficient liquid means to repay them by March 31, 2025, a cross‑default scenario is expected to be triggered, which may also trigger a call for immediate repayment, on that date, of Shore’s long‑term loans.

Shore is seeking to refinance, with the lenders, the long‑term loans as well as to extend the credit facilities prior to March 31, 2025. The CPV Group believes it reasonable that Shore will reach binding agreements with the lenders to extend the said credit facilities and/or to refinance the entire long‑term debt by March 31, 2025. It is noted that the CPV Group believes that in light of the energy margins and capacity prices, and pursuant to Shore’s financial performance as of March 31, 2024, particularly the coverage ratio that stands at 1.18 as of that date, it is possible that in connection with extension of the credit facilities and loans, as stated, Shore will require a certain capital injection, such that, the CPV Group believes as of the approval date of the financial statements, the share of the CPV Group in the said capital injection (if required) is expected to come from its own sources, such that an investment by the shareholders will not be necessary (in any event, it is not expected that an investment by the Company will be needed). As of the approval date of the financial statements, there is no certainty that the assessments of the CPV Group regarding the abovementioned events will materialize. Since the said events are not under the control of the CPV Group, there are significant doubts as to the ability of Shore to continue as a going concern.

Accordingly, Shore’s interim financial statements as of March 31, 2024 include disclosure regarding the circumstances relating to Shore’s ability to repay its liabilities within a period of 12 months of the approval date of the financial statements.

It is noted that Shore’s interim financial statements were prepared on the assumption that it will continue as a going concern and do not include any adjustments to the values and classification of the assets and liabilities that may be necessary if Shore is unable to continue as a going concern.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Valley

Statement of Financial Position:

		As of March 31, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	89	10,546	10,635
Restricted cash	D	10,546	(10,546)	-
Property, plant & equipment	A,C,G	762,511	(149,257)	613,254
Intangible assets	C	19,767	(19,767)	-
Other assets		73,036	-	73,036

Total assets		865,949	(169,024)	696,925

Accounts payable and deferred expenses	A	12,027	(1,753)	10,274
Other liabilities		443,218	(2,268)	440,950

Total liabilities		455,245	(4,021)	451,224

Partners’ equity	A,G	410,704	(165,003)	245,701

Total liabilities and equity		865,949	(169,024)	696,925

		As of March 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	92	12,122	12,214
Restricted cash	D	48,771	(12,122)	36,649
Property, plant & equipment	A,C,G	781,001	(162,678)	618,323
Intangible assets	C	20,437	(20,437)	-
Other assets		26,884	-	26,884

Total assets		877,185	(183,115)	694,070

Accounts payable and deferred expenses	A	12,638	(1,423)	11,215
Other liabilities		464,170	-	464,170

Total liabilities		476,808	(1,423)	475,385

Partners’ equity	A,G	400,377	(181,692)	218,685

Total liabilities and equity		877,185	(183,115)	694,070

		As of December 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	98	1,059	1,157
Restricted cash	D	1,074	(1,059)	15
Property, plant & equipment	A,C,G	768,584	(150,434)	618,150
Intangible assets	C	19,935	(19,935)	-
Other assets		102,031	-	102,031

Total assets		891,722	(170,369)	721,353

Accounts payable and deferred expenses	A	13,750	(1,155)	12,595
Other liabilities		467,005	(2,513)	464,492

Total liabilities		480,755	(3,668)	477,087

Partners’ equity	A,G	410,967	(166,701)	244,266

Total liabilities and equity		891,722	(170,369)	721,353

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Valley (cont.)

Statements of income and other comprehensive income:

		For the three-month period ended March 31, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Income		90,729	-	90,729
Operating expenses	A	54,381	(1,753)	52,628
Depreciation and amortization	G	6,569	(190)	6,379

Operating profit		29,779	1,943	31,722

Finance expenses	B	11,852	72	11,924

Profit for the period		17,927	1,871	19,798

Other comprehensive loss	B	(18,190)	(173)	(18,363)

Comprehensive income (loss) for the period		(263)	1,698	1,435

		For the three-month period ended March 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Income		77,918	-	77,918
Operating expenses	A	36,548	(1,423)	35,125
Depreciation and amortization	G	6,515	(1,677)	4,838

Operating profit		34,855	3,100	37,955

Finance expenses	B	9,127	(1,534)	7,593

Profit for the period		25,728	4,634	30,362

Other comprehensive income (loss)	B	751	(1,534)	(783)

Comprehensive income for the period		26,479	3,100	29,579

		For the year ended December 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Income		219,128	-	219,128
Operating expenses	A	135,898	(9,860)	126,038
Depreciation and amortization	G	26,077	(5,718)	20,359

Operating profit		57,153	15,578	72,731

Finance expenses	B	45,029	(4,666)	40,363

Profit for the year		12,124	20,244	32,368

Other comprehensive income	B	24,791	(2,153)	22,638

Comprehensive income for the year		36,915	18,091	55,006

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Valley (cont.)

Material adjustments to the statement of cash flows:

		For the three-month period ended March 31, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period	A,B,G	17,927	1,871	19,798

Net cash provided by operating activities		30,725	-	30,725
Net cash used for investing activities	E	(339)	(7)	(346)
Net cash used for financing activities		(20,900)	-	(20,900)

Net increase (decrease) in cash and cash equivalents		9,486	(7)	9,479

Balance of cash and cash equivalents of of the beginning of period	E	98	1,059	1,157

Restricted cash balance as of the beginning of the period	E	36,114	(36,114)	-

Balance of cash and cash equivalents as of the end of the period	E	89	10,547	10,636

Restricted cash balance as of the end of the period	E	45,609	(45,609)	-

		For the three-month period ended March 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period	A,B,G	25,728	4,634	30,362

Net cash provided by operating activities		35,984	-	35,984
Net cash provided by (used for) investing activities	E	(226)	19,989	19,763
Net cash used for financing activities		(44,720)	-	(44,720)

Net increase (decrease) in cash and cash equivalents		(8,962)	19,989	11,027

Balance of cash and cash equivalents of of the beginning of period	E	145	1,042	1,187

Restricted cash balance as of the beginning of the period	E	57,680	(57,680)	-

Balance of cash and cash equivalents as of the end of the period	E	92	12,122	12,214

Restricted cash balance as of the end of the period	E	48,771	(48,771)	-

		For the year ended December 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the year	A,B,G	12,124	20,244	32,368

Net cash provided by operating activities		48,123	-	48,123
Net cash provided by (used for) investing activities	E	(7,601)	21,585	13,984
Net cash used for financing activities		(62,135)	-	(62,135)

Net decrease in cash and cash equivalents		(21,613)	21,585	(28)

Balance of cash and cash equivalents as of the beginning of the year	E	145	1,041	1,186

Restricted cash balance as of the beginning of the year	E	57,680	(57,680)	-

Balance of cash and cash equivalents as of the end of the year	E	98	1,059	1,157

Restricted cash balance as of the end of the year	E	36,114	(36,113)	1

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview

Statement of Financial Position:

		As of March 31, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	82	2,652	2,734
Restricted cash	D	2,743	(2,652)	91
Property, plant & equipment	A,C	811,580	56,689	868,269
Intangible assets	C	26,536	(26,536)	-
Other assets		66,307	-	66,307

Total assets		907,248	30,153	937,401

Accounts payable and deferred expenses	A	14,673	(6,722)	7,951
Other liabilities		372,009	350	372,359

Total liabilities		386,682	(6,372)	380,310

Partners’ equity	A	520,566	36,525	557,091

Total liabilities and equity		907,248	30,153	937,401

		As of March 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	57	775	832
Restricted cash	D	1,142	(775)	367
Property, plant & equipment	A,C	833,254	47,403	880,657
Intangible assets	C	27,406	(27,406)	-
Other assets		84,750	-	84,750

Total assets		946,609	19,997	966,606

Accounts payable and deferred expenses	A	16,288	(6,668)	9,620
Other liabilities		452,867	630	453,497

Total liabilities		469,155	(6,038)	463,117

Partners’ equity	A	477,454	26,035	503,489

Total liabilities and equity		946,609	19,997	966,606

		As of December 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	52	265	317
Restricted cash	D	947	(265)	682
Property, plant & equipment	A,C	817,316	57,540	874,856
Intangible assets	C	26,753	(26,753)	-
Other assets		80,408	-	80,408

Total assets		925,476	30,787	956,263

Accounts payable and deferred expenses	A	15,034	(5,435)	9,599
Other liabilities		399,165	420	399,585

Total liabilities		414,199	(5,015)	409,184

Partners’ equity	A	511,277	35,802	547,079

Total liabilities and equity		925,476	30,787	956,263

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

 Fairview (cont.)

Statements of income and other comprehensive income:

		For the three-month period ended March 31, 2024
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Income	B	82,926	(1,473)	3,321	84,774
Operating expenses	A	39,292	(2,419)	3,321	40,194
Depreciation and amortization	A	6,860	1,766	-	8,626

Operating profit		36,774	(820)	-	35,954

Finance expenses	B	2,898	(2,167)	-	731

Profit for the period		33,876	1,347	-	35,223

Other comprehensive loss	B	(5,587)	(624)	-	(6,211)

Comprehensive income for the period		28,289	723	-	29,012

		For the three-month period ended March 31, 2023
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Income		89,095	-	8,053	97,148
Operating expenses	A	48,225	(2,251)	8,053	54,027

Operating profit		40,870	2,251	-	43,121

Finance expenses	B	7,390	(1,379)	-	6,011

Profit for the period		33,480	3,630	-	37,110

Other comprehensive loss	B	(3,346)	(1,309)	-	(4,655)

Comprehensive income for the period		30,134	2,321	-	32,455

		For the year ended December 31, 2023
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Income	B	256,103	3,898	17,660	277,661
Operating expenses	A	119,737	(12,985)	17,660	124,412
Depreciation and amortization		27,186	1,177	-	28,363

Operating profit		109,180	15,706	-	124,886

Finance expenses	B	24,191	(5,416)	-	18,775

Profit for the year		84,989	21,122	-	106,111

Other comprehensive loss	B	(8,032)	(9,034)	-	(17,066)

Comprehensive income for the year		76,957	12,088	-	89,045

(*) Represents adjustments to the Group’s accounting policies regarding the presentation of hedging transactions regarding energy margins.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview (cont.)

Material adjustments to the statement of cash flows:

		For the three-month period ended March 31, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period		33,876	1,347	35,223

Net cash provided by operating activities		41,167	-	41,167
Net cash provided by (used for) investing activities	D	(907)	2,826	1,919
Net cash used for financing activities		(40,670)	-	(40,670)

Net increase (decrease) in cash and cash equivalents		(410)	2,826	2,416

Balance of cash and cash equivalents of of the beginning of period	D	52	265	317

Restricted cash balance as of the beginning of the period	D	28,328	(28,328)	-

Balance of cash and cash equivalents as of the end of the period	D	82	2,651	2,733

Restricted cash balance as of the end of the period	D	27,888	(27,888)	-

		For the three-month period ended March 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period		33,480	3,630	37,110

Net cash provided by operating activities		57,137	-	57,137
Net cash provided by (used for) investing activities	D	(160)	9,129	8,969
Net cash used for financing activities		(66,732)	-	(66,732)

Net decrease in cash and cash equivalents		(9,755)	9,129	(626)

Balance of cash and cash equivalents of of the beginning of period	D	89	1,370	1,459

Restricted cash balance as of the beginning of the period	D	38,404	(38,404)	-

Balance of cash and cash equivalents as of the end of the period	D	57	776	833

Restricted cash balance as of the end of the period	D	28,681	(28,681)	-

		For the year ended December 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the year		84,989	21,122	106,111

Net cash provided by operating activities		138,604	-	138,604
Net cash provided by (used for) investing activities	D	(3,967)	8,971	5,004
Net cash used for financing activities		(144,750)	-	(144,750)

Net decrease in cash and cash equivalents		(10,113)	8,971	(1,142)

Balance of cash and cash equivalents as of the beginning of the year	D	89	1,370	1,459

Restricted cash balance as of the beginning of the year	D	38,404	(38,404)	-

Balance of cash and cash equivalents as of the end of the year	D	52	265	317

Restricted cash balance as of the end of the year	D	28,328	(28,328)	-

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Towantic

Statement of Financial Position:

		As of March 31, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	98	865	963
Restricted cash	D	947	(865)	82
Property, plant & equipment	A,C	734,659	80,636	815,295
Intangible assets	C	50,455	(50,455)	-
Other assets		125,911	-	125,911

Total assets		912,070	30,181	942,251

Accounts payable and deferred expenses	A	9,976	(2,368)	7,608
Other liabilities		382,650	(88)	382,562

Total liabilities		392,626	(2,456)	390,170

Partners’ equity	A	519,444	32,637	552,081

Total liabilities and equity		912,070	30,181	942,251

		As of March 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	100	10,878	10,978
Restricted cash	D	10,884	(10,878)	6
Property, plant & equipment	A,C	758,664	80,991	839,655
Intangible assets	C	53,965	(53,965)	-
Other assets		116,069	-	116,069

Total assets		939,682	27,026	966,708

Accounts payable and deferred expenses	A	15,871	(2,109)	13,762
Other liabilities		514,313	(158)	514,155

Total liabilities		530,184	(2,267)	527,917

Partners’ equity	A	409,498	29,293	438,791

Total liabilities and equity		939,682	27,026	966,708

		As of December 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	100	1,946	2,046
Restricted cash	D	2,004	(1,946)	58
Property, plant & equipment	A,C	740,844	80,810	821,654
Intangible assets	C	51,333	(51,333)	-
Other assets		131,405	-	131,405

Total assets		925,686	29,477	955,163

Accounts payable and deferred expenses	A	14,167	(2,107)	12,060
Other liabilities		412,217	(105)	412,112

Total liabilities		426,384	(2,212)	424,172

Partners’ equity	A	499,302	31,689	530,991

Total liabilities and equity		925,686	29,477	955,163

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Towantic (cont.)

Statements of income and other comprehensive income:

		For the three-month period ended March 31, 2024
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Income	B	134,344	(15,207)	-	119,137
Operating expenses	A	83,392	(2,367)	-	81,025
Depreciation and amortization	A	7,227	1,402	-	8,629

Operating profit		43,725	(14,242)	-	29,483

Finance expenses	B	4,439	(1,082)	-	3,357

Profit for the period		39,286	(13,160)	-	26,126

Other comprehensive loss	B	(19,144)	14,107	-	(5,037)

Comprehensive income for the period		20,142	947	-	21,089

		For the three-month period ended March 31, 2023
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Income		113,886	-	(1,496)	112,390
Operating expenses	A	56,550	(2,109)	(1,496)	52,945
Depreciation and amortization	A	7,209	1,402	-	8,611

Operating profit		50,127	707	-	50,834

Finance expenses	B	6,670	(1,390)	-	5,280

Profit for the period		43,457	2,097	-	45,554

Other comprehensive loss	B	(3,966)	(1,407)	-	(5,373)

Comprehensive income for the period		39,491	690	-	40,181

		For the year ended December 31, 2023
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Income	B	380,081	19,039	15,698	414,818
Operating expenses	A	198,011	(8,765)	15,698	204,944
Depreciation and amortization	A	28,843	5,609	-	34,452

Operating profit		153,227	22,195	-	175,422

Finance expenses	B	19,317	(7,346)	-	11,971

Profit for the year		133,910	29,541	-	163,451

Other comprehensive loss	B	(4,815)	(26,455)	-	(31,270)

Comprehensive income for the year		129,095	3,086	-	132,181

(*) Represents adjustments to the Group’s accounting policies regarding the presentation of hedging transactions regarding energy margins.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Towantic (cont.)

Material adjustments to the statement of cash flows:

		For the three-month period ended March 31, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period		39,286	(13,160)	26,126

Net cash provided by operating activities		41,784	-	41,784
Net cash used for investing activities	D	(119)	(1,311)	(1,430)
Net cash used for financing activities		(41,437)	-	(41,437)

Net increase (decrease) in cash and cash equivalents		228	(1,311)	(1,083)

Balance of cash and cash equivalents of of the beginning of period	D	100	1,946	2,046

Restricted cash balance as of the beginning of the period	D	46,767	(46,767)	-

Balance of cash and cash equivalents as of the end of the period	D	98	865	963

Restricted cash balance as of the end of the period	D	46,997	(46,997)	-

		For the three-month period ended March 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period		43,457	2,097	45,554

Net cash provided by operating activities		32,443	-	32,443
Net cash provided by investing activities	D	-	4,194	4,194
Net cash used for financing activities		(65,979)	-	(65,979)

Net increase (decrease) in cash and cash equivalents		(33,536)	4,194	(29,342)

Balance of cash and cash equivalents of of the beginning of period	D	90	40,230	40,320

Restricted cash balance as of the beginning of the period	D	119,838	(119,838)	-

Balance of cash and cash equivalents as of the end of the period	D	100	10,878	10,978

Restricted cash balance as of the end of the period	D	86,292	(86,292)	-

		For the year ended December 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the year		133,910	29,541	163,451

Net cash provided by operating activities		122,769	-	122,769
Net cash provided by (used for) investing activities	D	(1,182)	34,787	33,605
Net cash used for financing activities		(194,648)	-	(194,648)

Net increase (decrease) in cash and cash equivalents		(73,061)	34,787	(38,274)

Balance of cash and cash equivalents as of the beginning of the year	D	90	40,230	40,320

Restricted cash balance as of the beginning of the year	D	119,838	(119,838)	-

Balance of cash and cash equivalents as of the end of the year	D	100	1,946	2,046

Restricted cash balance as of the end of the year	D	46,767	(46,767)	-

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Shore

Statement of Financial Position:

		As of March 31, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	49	1,491	1,540
Restricted cash	D	3,641	(1,491)	2,150
Derivatives	F	47	11,694	11,741
Property, plant & equipment	A,C	576,973	43,514	620,487
Intangible assets	C	14,562	(14,562)	-
Right‑of‑use assets	E	88,568	139,268	227,836
Other assets	F	108,011	(11,894)	96,117

Total assets		791,851	168,020	959,871

Accounts payable and deferred expenses	A	21,119	(1,599)	19,520
Long-term lease liability	E	75,454	143,342	218,796
Other liabilities		458,747	8,666	467,413

Total liabilities		555,320	150,409	705,729

Partners’ equity	A,E,F	236,531	17,611	254,142

Total liabilities and equity		791,851	168,020	959,871

		As of March 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	41	5,761	5,802
Restricted cash	D	5,761	(5,761)	-
Property, plant & equipment	A,C	598,009	41,062	639,071
Intangible assets	C	15,110	(15,110)	-
Right‑of‑use assets	E	90,195	146,393	236,588
Other assets		147,139	(808)	146,331

Total assets		856,255	171,537	1,027,792

Accounts payable and deferred expenses	A	8,592	(1,137)	7,455
Long-term lease liability		75,791	147,527	223,318
Other liabilities		455,013	6,868	461,881

Total liabilities		539,396	153,258	692,654

Partners’ equity	A,E	316,859	18,279	335,138

Total liabilities and equity		856,255	171,537	1,027,792

		As of December 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	48	5,400	5,448
Restricted cash	D	7,529	(5,400)	2,129
Derivatives	F	-	14,304	14,304
Property, plant & equipment	A,C	582,326	44,552	626,878
Intangible assets		14,699	(14,699)	-
Right‑of‑use assets	E	88,979	141,044	230,023
Other assets		126,619	(15,638)	110,981

Total assets		820,200	169,563	989,763

Accounts payable and deferred expenses	A	21,652	(2,615)	19,037
Long-term lease liability		75,775	144,152	219,927
Other liabilities		463,073	8,316	471,389

Total liabilities		560,500	149,853	710,353

Partners’ equity	A,E,F	259,700	19,710	279,410

Total liabilities and equity		820,200	169,563	989,763

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Shore (cont.)

Statements of income and other comprehensive income:

		For the three-month period ended March 31, 2024
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Income	B	44,552	(441)	-	44,111
Fuels and other	E	31,803	(3,987)	-	27,816
Other operating expenses	A	14,869	(1,599)	-	13,270
Depreciation and amortization	A,E	5,490	4,898	-	10,388

Operating loss		(7,610)	247	-	(7,363)

Finance expenses	B,E	6,935	3,006	-	9,941

Loss for the period		(14,545)	(2,759)	-	(17,304)

Other comprehensive income	B	(8,624)	659	-	(7,965)

Comprehensive loss for the period		(23,169)	(2,100)	-	(25,269)

		For the three-month period ended March 31, 2023
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Income		12,174	-	21,840	34,014
Fuels and other	E	21,295	(3,986)	21,840	39,149
Other operating expenses	A	18,721	(6,409)	-	12,312
Depreciation and amortization	A,E	5,494	2,548	-	8,042

Operating loss		(33,336)	7,847	-	(25,489)

Finance expenses	B,E	6,617	1,987	-	8,604

Loss for the period		(39,953)	5,860	-	(34,093)

Other comprehensive loss	B	(2,841)	(833)	-	(3,674)

Comprehensive loss for the period		(42,794)	5,027	-	(37,767)

		For the year ended December 31, 2023
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Income	B	112,217	749	21,839	134,805
Fuels and other	E	80,782	(15,947)	21,839	86,674
Other operating expenses	A	66,611	(18,196)	-	48,415
Depreciation and amortization	A,E	21,969	16,338	-	38,307

Operating loss		(57,145)	18,554	-	(38,591)

Finance expenses	B,E	28,043	8,312	-	36,355

Loss for the year		(85,188)	10,242	-	(74,946)

Other comprehensive loss	B	(14,945)	(3,783)	-	(18,728)

Comprehensive loss for the year		(100,133)	6,459	-	(93,674)

(*) Represents adjustments to the Group’s accounting policies regarding the presentation of hedging transactions regarding energy margins.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Shore (cont.)

Material adjustments to the statement of cash flows:

		For the three-month period ended March 31, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Loss for the period		(14,545)	(2,759)	(17,304)

Net cash used for operating activities		(3,859)	-	(3,859)
Net cash used for investing activities	D	-	(919)	(919)
Net cash provided by financing activities		869	-	869

Net decrease in cash and cash equivalents		(2,990)	(919)	(3,909)

Balance of cash and cash equivalents of of the beginning of period	D	48	5,400	5,448

Restricted cash balance as of the beginning of the period	D	77,609	(77,609)	-

Balance of cash and cash equivalents as of the end of the period	D	49	1,490	1,539

Restricted cash balance as of the end of the period	D	74,618	(74,618)	-

		For the three-month period ended March 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Loss for the period		(39,953)	5,860	(34,093)

Net cash used for operating activities		(6,081)	-	(6,081)
Net cash used for investing activities	D	(27)	(5,062)	(5,089)
Net cash provided by financing activities		5,000	-	5,000

Net decrease in cash and cash equivalents		(1,108)	(5,062)	(6,170)

Balance of cash and cash equivalents of of the beginning of period	D	39	11,933	11,972

Restricted cash balance as of the beginning of the period	D	89,905	(89,905)	-

Balance of cash and cash equivalents as of the end of the period	D	41	5,761	5,802

Restricted cash balance as of the end of the period	D	88,795	(88,795)	-

		For the year ended December 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Loss for the year		(85,188)	10,242	(74,946)

Net cash provided by operating activities		4,157	-	4,157
Net cash provided by (used for) investing activities	D	(408)	5,763	5,355
Net cash used for financing activities		(16,036)		(16,036)

Net decrease in cash and cash equivalents		(12,287)	5,763	(6,524)

Balance of cash and cash equivalents as of the beginning of the year	D	39	11,933	11,972

Restricted cash balance as of the beginning of the year	D	89,905	(89,905)	-

Balance of cash and cash equivalents as of the end of the year	D	48	5,400	5,448

Restricted cash balance as of the end of the year	D	77,609	(77,609)	-

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Below is a breakdown of the key adjustments between US GAAP and IFRS in Valley, Fairview, Towantic and Shore

A.
Maintenance costs under the Long-Term Maintenance Plan (hereinafter - the “LTPC Agreement”): under IFRS, variable payments which were paid in accordance with the milestones as set in the LTPC Agreement are capitalized to the cost of property, plant and equipment and amortized over the period from the date on which maintenance work was carried out until the date on which maintenance work is due to take place again. Under US GAAP, the said payments are recognized on payment date within current expenses in the statement of income.

B.
Hedge effectiveness of swaps: in accordance with the IFRS - the associates recognize adjustments relating to the ineffective portion of their cash flow hedge under profit and loss. Under GAAP US, there is no part which is not effective, and the hedging results are recognized in full in other comprehensive income.

C.	Intangible assets: Under IFRS, certain intangible assets are defined as property, plant and equipment.

D.	Restricted cash: There is a difference between the presentation and classification of restricted cash in the cash flow statements and in the statements of financial position.

E.	Right-of-use assets: In IFRS, certain contracts are classified as leases. Under US GAAP, these contracts do not meet the definition of lease contracts and are recorded as an operating expense.

F.
Certain compound financial instruments are classified in full as derivatives in IFRS. Under US GAAP, these financial instruments are bifurcated between derivatives and non-derivative financial instruments.

G.
Impairment of property, plant and equipment in Valley: In 2021, prior to the acquisition date of CPV Group, indications of impairment of the property, plant and equipment were identified. Under IFRS, the carrying amount exceeded the recoverable amount (the discounted cash flows that Valley expects to generate from the asset), and consequently an impairment loss was recognized. Under US GAAP, the non-discounted cash flows that Valley expects to generate from the asset exceeded the carrying amount, and therefore no impairment loss was recognized. Since the impairment loss was taken into account as part of the excess cost allocation work as of the acquisition date of CPV Group, its subsequent reversal in Valley’s financial statements, if recognized, shall not affect the Company's results.